REPORT TO SHAREHOLDERS:

The reorganizational challenges of Fiscal 1997 which was completed January 31st are behind us. The Company's operations are successfully re-positioned as POWER PLUS CORPORATION, and our unique and exciting POWERFUL STUFF venture is launched.

We are pleased to report that 55 new POWERFUL STUFF RETAIL STORES are now open in North America. The initial 51 locations were opened primarily during the last quarter of Fiscal 1997, exceeding the planned target for the year of 40 stores. Although the time during which these stores were fully operational was limited, very encouraging annual sales of $4.1 million were achieved in that short period. The Company's audited Consolidated Financial Statements for Fiscal 1997 are incorporated as part of this Annual Report to shareholders, and the unaudited Fiscal 1998 First Quarter Report for the three-month period ended April 30, 1997 prepared by management is separately enclosed. (ALL DOLLAR AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS UNLESS OTHERWISE DENOTED.)

POWERFUL STUFF'S NICHE

POWERFUL STUFF is a new specialty retailing concept launched through Power Plus Corporation. Power Plus' mission is TO BE THE FIRST TO OFFER THE LATEST IN PORTABLE ELECTRONIC SOLUTIONS FOR PERSONAL COMMUNICATION AND ENTERTAINMENT NEEDS -- PRODUCTS AND SERVICES RESPONSIVE TO CONSUMER DEMAND FOR PERSONAL FREEDOM WHILE STAYING CONNECTED. With Power Plus' Corporate Office established in Toronto, Canada, and its North American Operations Office in Sarasota, Florida, the Company is developing a broad network of corporate-owned POWERFUL STUFF stores across North America. This is POWERFUL STUFF's branded distribution channel, focused on portable lifestyle communications, wearable fashion electronics and palm top business technology, to meet the expanding demand for wireless communication products and services (beepers/pagers, cellular phones, Personal Communications Systems (PCS) and related service contracts), together with portable electronics (the latest in hand-held electronic communications, entertainment, business and lifestyle products). Power Plus has combined these distinct merchandising segments into a single retail store -- POWERFUL STUFF! The pagers/beepers and cell phones featured at POWERFUL STUFF stores are a source of significant per transaction revenue, contributing additional strong secondary margins through accessory and airtime sales plus activation fees, and generating recurring revenues from customer airtime and renewals. The fashion electronics and palm top business technology segments of the business also contribute complementary revenues.

With approximately 85% of the Company's stores targeted for the US, the Company's POWERFUL CONNECTIONS division will be a major reseller of wireless pager communications services in North America through POWERFUL STUFF stores. Resellers buy wireless services from carriers at a deep discount and provide a high volume of new customers through their own distribution channel. This represents significant recurring income potential for the company -- Power Plus' airtime royalty income stream.

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

NEW GENERATION POWERFUL STUFF STORE

In partnership with the award-winning North American retail design group, Michel Dubuc Concept, Power Plus has created its new generation store which puts a bold and unique twist on the traditional electronics niche. POWERFUL STUFF stores combine design elements which have mass appeal across age, gender and ethnic boundaries, addressing today's retailers' need to ensure market longevity and flexibility. From the elliptical lines encircling the brand name and the bold lifestyle posters, to the graphic computer circuit boards on the walls, this futuristic hi-tech design with its rich colors and textures has redefined what it means to sell electronic products.

By bringing a fashion dimension to the store design, POWERFUL STUFF has created a new portable electronic lifestyle niche in the marketplace. This is a store that doesn't just grab the attention of today's customers, but one that genuinely appeals to their emotions, senses and mind. POWERFUL STUFF stores are not only dramatic but are fun places to go. Unlike some novelty stores, the design doesn't engulf the product but brings it to life. All of the palm-top products are presented in 3 easy to shop lifestyle concepts within the store: FUN TECH -- presented on the whimsical high tech computer graphic wall; COMMUNICATIONS TECH -- presented against a colorful street map illustrating the prominence of communications in our lives; and BUSINESS TECH -- presented in sleek, energetic, and futuristic cases for the discerning and hurried business customer.

POWERFUL STUFF stores grasp the basic premise of retail mass appeal by creating a compelling design that humanizes technology, thereby connecting with consumers again and again because we understand their purchase will have more memorable appeal, and will take on more significance when it is purchased at a POWERFUL STUFF store.

POWERFUL STUFF'S PLAN 2000

POWER PLUS is in the second year of implementing its 5-Year Business Plan -- PLAN 2000 -- the blueprint for the Company's business and operating strategy for the future, positioning POWERFUL STUFF as: THE RETAIL LEADER IN INNOVATIVE PORTABLE LIFESTYLE COMMUNICATION AND ENTERTAINMENT TECHNOLOGY. In establishing its distinctive retail identity. POWERFUL STUFF is the FIRST in the retail marketplace to capture the lucrative and untapped ELECTRONICS LIFESTYLE youth market...the 15-25 year olds who define the trends and want the neatest, coolest, hottest stuff. POWERFUL STUFF's marketing strategy is to position stores primarily in major regional malls, in sync with where the primary core customer, the 15-25 year old, and the secondary customer, the 25-30 year old, spend their time and disposable income. Our core customer group, teenagers, is growing nearly twice as fast as the general population and is expected to number some 30 million in the US by the year 2005 -- teens hanging out in malls and each spending, on average, $3,000 a year. Teens make nearly 40% more trips to the malls than other shoppers, spend more time in malls than other age groups, and spend an average of $38.55 per trip to the mall.

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

PLAN 2000 forecasts 1000+ compact POWERFUL STUFF stores, of which approximately 60% are planned to be kiosks averaging 150 sq. ft., with the remaining 40% to be inline stores averaging 500 sq. ft. With the average store of 300 sq. ft. initially projected at annualized sales of $400,000, Power Plus' PLAN 2000 anticipates the business can grow by the 5th year to over the 1000 store threshold, representing only some 300,000 sq. ft. in the aggregate under management, and producing $500+ million in annual sales, generating substantial after-tax profit. In addition to the 55 POWERFUL STUFF stores currently open, the Company has new locations planned for this year for the US in Michigan, Ohio, Missouri, Oregon and Washington, as well as Alabama, Florida, North Carolina and Pennsylvania, and for Canada in Ontario, Alberta and British Columbia. These planned store openings meet the Company's revised goal to be +125 POWERFUL STUFF stores open by this November for the strategic holiday season. For the final three years of PLAN 2000, approximately 295 additional stores are called for in each of 1998, 1999 and 2000 to meet the goal of 1000+ stores.

The Company's rollout plan is founded in the clustering of POWERFUL STUFF stores in geographic markets, developing District marketing clusters within Regions. At the maturity of PLAN 2000, the Company expects to be throughout 7 North American Regions -- the Southeast, Mid-Atlantic, Northeast, North Central, Southwest and South Central Regions. By the year 2000, the typical Region is planned to be 160 stores comprised of an average of 8 District clusters at 20 stores per District. A typical District will open with a minimum of 5 stores and grow to 20. A District Manager -- a retailing expert responsible for a PROFIT CENTER that may produce more than $7 million in annual sales -- can then be responsible for the growing operations and performance of between 5 and 20 stores. Clustering stores within media areas also creates a viable opportunity to advertise effectively and economically (see Appendix 1 summarizing PLAN 2000's District clustering and Regional rollout program).

BUILDING FOR POWERFUL STUFF'S FUTURE

To achieve PLAN 2000, a proven senior management team, experienced in profitable multi-unit operations, has been recruited. These are professionals who have been there and who have done it before (see Appendix 2 entitled:
"Management Profiles"). Also, to facilitate and support effective management, the Company is implementing an advanced inventory, transaction processing and information management system to empower employees and serve customers, as well as facilitating efficient and effective management of the Company.

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

The biggest challenge, however, now facing the Company in its drive to achieve its goals and objectives is in the timing and availability of financing. When 125 POWERFUL STUFF stores are opened and operating to Plan, the Company can expect to attain critical mass and break even on an annualized basis. Until then, the Company remains dependent upon the raising of external capital -- and when the timing and availability of financing deviates materially from the assumptions in PLAN 2000, the overall business and sales are impacted and adjustments must be made. Accordingly, management must be flexible and act responsibly during this period, and be responsive to those matters which it controls, including the pace and timing of the rollout of stores and its commitments to merchandise inventory.

The Company's original Financing Plan forming part of its 1996 Reorganization Plan, and incorporated in PLAN 2000, provided the initial framework to raise up to $42 million in an orderly manner as needed over the first three years of the Plan. During the first year, 1996, $15.4 million was received as expected, but later than planned. This year, faced with unforeseen adverse junior capital markets, the Company has encountered difficulty raising all of the capital it had forecasted on the time lines projected. After adjusting the rollout of stores as required, management modified the Financing Plan. On the basis of this revised Plan, the structure is now in place to raise up to an additional $33.7 million over the next two years as follows:

                                                        $-MILLIONS
                                                        ----------
     * 1996 Equity Financing Class A Warrants @ $2.00      $ 5.0     September '97
     * 1996 Financing Class B Warrants @ $2.00             $ 5.0     September '97
     * 1996 Financing Class AA Warrants @ $2.50            $ 6.2     March '98
     * 1996 Financing Class BB Warrants @ $2.50            $ 6.1     March '98
     * 1997 Additional Convertible Debt @ $2.50            $ 5.0     August '97
     * 1997 Equity Financing Common Shares @ $1.75         $ 3.0     August '97
     * 1997 Equity Financing Purchase Options @ $2.00      $ 3.4     August '98
                                                           -----
                               Capital Available Up To     $33.7
                                                           -----
                                                           -----

For further particulars on the Financing Plan and details of its impact on the Company's share capitalization, see Note 8 to Fiscal 1997's audited Consolidated Financial Statements which follow.

Subject to the availability of these funds and the timing of their receipt, management estimates that the Company will be able to finance its future growth from internally generated cashflow at approximately the 600 store threshold, making the Company self-sustaining by the end of Fiscal 1999 according to Plan.

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

Having arrived in North America, POWERFUL STUFF is distinctively conceived to change the face of this specialty marketplace and is strategically poised to capitalize on this burgeoning retail niche -- a niche benefiting from the dynamic growth in and demand for the convenience and independence of personal portable lifestyle communications products and the individuality of fashion electronics and palm top technology.

Concentrating on reality and deliverables, management is focused and working diligently to achieve PLAN 2000 in the long term. The ongoing support of the Company's shareholders is essential and appreciated, and your input is invited. Please feel free to call us with any of your thoughts and ideas, toll-free in North America at 1-800-POWERED (769-3733).

On behalf of the Board of Directors


J. Douglas Elliott, Chairman
July 28, 1997

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